Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated May 7, 2013

Relating to Preliminary Prospectus dated April 29, 2013

Registration No. 333-187450

American Residential Properties, Inc.

FREE WRITING PROSPECTUS

This free writing prospectus relates to and should be read together with the preliminary prospectus dated April 29, 2013 (the “Preliminary Prospectus”) included in the Registration Statement on Form S-11 (File No. 333-187450) of American Residential Properties, Inc., as filed with the Securities and Exchange Commission (the “SEC”) on April 29, 2013 (the “Registration Statement”). The Registration Statement and the Preliminary Prospectus included therein can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1548981/000119312513179715/d506126ds11a.htm.

The following information supplements and updates certain information contained in the Preliminary Prospectus. Defined terms used in this free writing prospectus but not defined herein have the meanings ascribed to them in the Preliminary Prospectus.

Recent Developments

April 13, 2013-April 30, 2013 Single-Family Home Investment Activity. For the period April 13, 2013 to April 30, 2013, we acquired 197 single-family homes for an aggregate purchase price of approximately $21.6 million. Additionally, as of April 30, 2013, we had agreed to purchase 753 single-family homes for an aggregate purchase price of approximately $89.5 million. The aggregate purchase price for these 950 single-family homes is approximately $111.1 million. There is no assurance that we will close on all of the properties we have agreed to purchase. These 950 homes are located in the following states:

Arizona	98	Florida	65	Georgia	13
Illinois	26	Indiana	25	Nevada	1
North Carolina	225	South Carolina	5	Tennessee	126
Texas	366

Aggregate April 2013 Single-Family Home Investment Activity. Giving effect to the 197 acquisitions described above and the acquisitions we closed earlier in the month, we acquired 349 single-family homes, of which 101 are included in our preferred operator program, for an aggregate purchase price of approximately $34.2 million during April 2013. Giving effect to the 753 single-family homes we had agreed to purchase as of April 30, 2013 and the 349 single-family homes we purchased during April 2013, the aggregate purchase price for these 1,102 single-family homes was approximately $123.7 million. There is no assurance that we will close on all of the properties we have agreed to purchase. These 1,102 homes are located in the following states:

Arizona	99	California	4	Florida	73
Georgia	15	Illinois	37	Indiana	114
Nevada	1	North Carolina	243	South Carolina	10
Tennessee	126	Texas	380

Select Balance Sheet Data. As of April 30, 2013, we had cash and cash equivalents of approximately $36.2 million and approximately $61.6 million outstanding under our senior secured revolving credit facility. As of May 2, 2013, we had approximately $88.7 million outstanding under our senior secured revolving credit facility.

Amendments to Credit Agreement. We recently amended the credit agreement that governs our $150 million senior secured revolving credit facility. In March 2013, we amended the agreement to increase from 10 days to 30 days the period by which title reports for properties to be added to the borrowing base are required to be delivered to the agent of the lenders after the properties are added. In May 2013, we amended the agreement to temporarily reduce the minimum liquidity requirement from $15.0 million to $10.0 million in unrestricted cash until June 30, 2013. The minimum liquidity requirement will increase to $15.0 million in unrestricted cash on June 30, 2013 and remain at that level until the later of (1) March 31, 2014 and (2) the date that we can demonstrate that the fixed charge coverage ratio (defined as consolidated earnings before interest, taxes, depreciation and amortization to consolidated fixed charges) is 1.75 to 1.00, at which time it will be reduced to $10.0 million.

Underwriting. In the ordinary course of its business, an affiliate of FBR Capital Markets & Co. acquired 50,000 shares of our common stock in the secondary market from a third-party seller on September 28, 2012. To the extent that the price paid for these shares is less than the initial public offering price of the shares, the difference between these amounts is deemed by the Financial Industry Regulatory Authority to be underwriting compensation.

OUR CENTRAL INDEX KEY, OR CIK, ON THE SEC WEB SITE IS: 0001548981.

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING.

YOU MAY OBTAIN THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV OR BY CLICKING ON THE LINK ABOVE. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND TO YOU THE PROSPECTUS IF YOU REQUEST IT BY CONTACTING MORGAN STANLEY, ATTENTION: PROSPECTUS DEPARTMENT 180 VARICK STREET, 2ND FLOOR, NEW YORK, NY 10014, TELEPHONE: 1-866-718-1649 OR E-MAIL: PROSPECTUS@MORGANSTANLEY.COM; BOFA MERRILL LYNCH, TELEPHONE: 1-866-500-5408; FBR CAPITAL MARKETS & CO., 1001 NINETEENTH STREET NORTH, SUITE 1100, ARLINGTON, VA 22209, TELEPHONE: 1-800-846-5050 OR E-MAIL PROSPECTUSES@FBR.COM; OR JEFFERIES LLC, ATTENTION: EQUITY SYNDICATE PROSPECTUS DEPARTMENT, 520 MADISON AVENUE, 12TH FLOOR, NEW YORK, NY 10022, TELEPHONE: 1-877-547-6340 OR E-MAIL: PROSPECTUS_DEPARTMENT@JEFFERIES.COM.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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